Thomas J. Virgin Chief Financial Officer tom.virgin@augme.com Office: 425.202.0840

March 13, 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:                             Augme Technologies, Inc.

Form 10-K for Fiscal Year Ended February 28, 2011

Filed May 16, 2011

File No. 333-57818

Dear Mr. Spirgel:

Augme Technologies, Inc. (the “Company”) received your letter dated February 23, 2012. The Company respectfully submits this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by us by letter dated February 23, 2012. In this letter, the Staff’s comment is set forth in italicized, bold type, and followed with our response.

1.              We refer to your Form 8-K filed January 17, 2012, which includes your press release for the third quarter of fiscal 2012. We note that the amount of the error for share-based payments for the nine-month period ended November 30, 2010 was $2.7 million and that the restated Net Loss was $9.3 million rather than the originally reported Net Loss of $6.5 million. We also note that the Form 10-Q filed January 17, 2012 for the period ended November 30, 2011 includes a Net Loss of $6.5 million for the prior nine-month period ended November 30, 2010, which differs from the amounts included in your press release.  Due to the materiality of the amounts, it appears that the Form 10-Q for the period ended November 30, 2011 and the Form 10-K for the year ended February 28, 2010 should be amended to restate for the correction of the error in accounting for share-based payments.  Please revise or advise.

We filed a Form 8-K on January 9, 2012 (in conjunction with the Company’s earnings release for the period ended November 30, 2011) within which we referenced errors in our accounting for share-based payments. At the time the press release was issued, we believed the unaudited results included in it were accurate. Subsequent to January 9, 2012, we identified additional information which changed the amounts of share-based compensation attributable to our prior annual and interim periods, and the related errors previously disclosed.

In analyzing share-based payments, the Company implemented an accounting software package for options and warrants which initially led management to report an error of $2.7 million in the 8-K filed on January 9, 2012.  However, upon further verification it was determined that the initial impact of errors identified in prior periods was incorrect, and the error for the fiscal year ended February 28, 2011 was an overstatement of non-cash expenses of $22,148 and that the error for the quarter ended May 31, 2011 was an overstatement of non-cash expenses of $12,314.  These amounts were deemed not material to the financial statements and management determined that no restatement was required.

350 Seventh Avenue, Second Floor, New York, New York 10001

The error in accounting for share-based payments for the quarter ended August 31, 2011 was an overstatement of non-cash warrant expenses of $300,000.  We restated our interim financial statements for the period ended August 31, 2011 on Form 10-Q/A filed on January 17, 2012.

In connection with the Company’s response to the Staff’s comment, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request the Staff’s assistance in completing the review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (425) 202-0840.

Sincerely,

/s/ Thomas J. Virgin

Thomas J. Virgin

Chief Financial Officer

350 Seventh Avenue, Second Floor, New York, New York 10001